UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,    D.C.  20549

SCHEDULE  13G

Under the Securities Exchange Act of 1934
Amendment No.  5

Granite State Bankshares, Inc.
(Name of Issuer)

Common Stock par value $1.00 per share
(Title of Class of Securities)

387472-10-3
(CUSIP Number)

Check the following box if a fee is being paid with this statement (       ).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  387472-10-3

1)      NAME of REPORTING PERSON
        S.S.  or  I.R.S.  IDENTIFICATION No. of  ABOVE PERSON
		Granite State Bankshares, Inc.
		Employee Stock Ownership Plan
		I.R.S.  ID No.  02-0399222

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A *GROUP.
		     a)                (      )
		     b)                (      )

3)	SEC USE ONLY


4)	CITIZENSHIP or PLACE of  ORGANIZATION
                    New Hampshire chartered commercial bank's employee stock benefit plan organized in New Hampshire

		     5)	    SOLE VOTING POWER
NUMBER OF                   -0-
SHARES
BENEFICIALLY         6)     SHARED VOTING POWER
OWNED BY                    325,768
EACH
REPORTING            7)     SOLE DISPOSITIVE POWER
PERSON                      313,462
WITH
                     8)     SHARED DISPOSITIVE POWER
                            12,306

9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        325,768

10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
		         (       )

11)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  5.85% of 5,573,335 shares of Common Stock outstanding as of December 31, l997

12)       TYPE OF REPORTING PERSON*
	 	  EP

*SEE INSTRUCTIONS BEFORE FILLING OUT

Granite State Bankshares, Inc.
Employee Stock Ownership Plan

SCHEDULE 13G

Item  1 (a)	Name of Issuer:
		Granite State Bankshares, Inc.

Item 1  (b)     Address of Issuer's Principal  Executive Offices:
		122 West Street
		Keene, New Hampshire  03431

Item 2  (a)	Name of Person Filing:
		Granite State Bankshares, Inc.
		Employees Stock Ownership Plan
		Trustee:     Granite State Bankshares, Inc.
			     Board of Directors
			     122 West Street
			     Keene, New Hampshire   03431

Item 2  (b)	Address of Principal Business Offices:
		122 West Street
		Keene, New Hampshire  03431

Item 2  (c)	Citizenship:
                New Hampshire chartered commercial bank's employee stock benefit plan organized in New Hampshire.

Item  2 (d)	Title of Class of Securities:
		Common Stock par value $1.00 per share

Item 2  (e)	CUSIP Number:  387472-10-3

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974

Item 4		Ownership.  As of December 31, l997, the reporting person
		beneficially owned 325,768 shares of the issuer. This number of shares represents 5.85% of the common stock, par value $1.00, of the issuer, based upon 5,573,335 shares of such common stock outstanding as of December 31, l997. As of December
		31, 1997, the reporting person has sole power to vote or to direct the vote of none of the shares and shares voting power over 325,768 shares. The reporting person has the sole power to dispose or direct the disposition of 313,462 shares of common stock and the shared power to dispose or direct the disposition of 12,306 shares of common stock.

Item 5		Not applicable.

Item 6		Not applicable.

Item 7		Not applicable.



Item 8		The reporting person is an employee benefit plan subject to
		the provisions of the Employee Retirement Income Security Act of l974.

Item 9		Not applicable.

Item 10         Certification.

		By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		February 10, l998
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		(Date)


		/s/ Charles W. Smith
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		Charles W. Smith
		(Signature)


		Charles W. Smith / ESOP Committee Member
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		(Name/Title)